UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BioSante Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

09065V203

(CUSIP Number)

Wayne C. Anderson

MVP Capital Partners

259 N. Radnor-Chester Road

Suite 130, Radnor, PA  19087

Tel:  (610) 254-2999

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09065V203		13D

1.	Name of Reporting Persons Meridian Venture Partners II GP, L.P. (“GP”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 16,918,469 shares of Common Stock

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 16,918,469 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,918,469 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 29.6%(2)

14.	Type of Reporting Person (See Instructions) PN

(1)   This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)   Percentage is based on 57,236,744 shares of Company common stock outstanding as of June 20, 2013 and does not include 65,211 shares of class C special stock of the Company.

CUSIP No. 09065V203		13D

1.	Name of Reporting Persons Meridian Venture Partners II, L.P. (“MVP II”),

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 16,918,469 shares of Common Stock

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 16,918,469 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,918,469 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 29.6%(2)

14.	Type of Reporting Person (See Instructions) PN

(1)   This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)   Percentage is based on 57,236,744 shares of Company common stock outstanding as of June 20, 2013 and does not include 65,211 shares of class C special stock of the Company.

CUSIP No. 09065V203		13D

1.	Name of Reporting Persons Meridian Venture Partners II, Co. (“MVP Corp.”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 16,918,469 shares of Common Stock

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 16,918,469 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,918,469 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 29.6%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)   This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)   Percentage is based on 57,236,744 shares of Company common stock outstanding as of June 20, 2013 and does not include 65,211 shares of class C special stock of the Company.

CUSIP No. 09065V203		13D

1.	Name of Reporting Persons Robert E. Brown, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 16,918,469 shares of Common Stock

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 16,918,469 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,918,469 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 29.6%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)   This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)   Percentage is based on 57,236,744 shares of Company common stock outstanding as of June 20, 2013 and does not include 65,211 shares of class C special stock of the Company.

CUSIP No. 09065V203		13D

1.	Name of Reporting Persons Thomas A. Penn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock

	8.	Shared Voting Power 16,918,469 shares of Common Stock

	9.	Sole Dispositive Power 0 shares of Common Stock

	10.	Shared Dispositive Power 16,918,469 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,918,469 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 29.6%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)   This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)   Percentage is based on 57,236,744 shares of Company common stock outstanding as of June 20, 2013 and does not include 65,211 shares of class C special stock of the Company.

Introductory Note: This statement on Schedule 13D (this “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) is being filed on behalf of Meridian Venture Partners II GP, L.P., a limited partnership organized under the laws of the State of Delaware (“GP”), Meridian Venture Partners II, L.P., a limited partnership organized under the laws of State of Delaware (“MVP II”), Meridian Venture Partners II, Co., a Delaware corporation (“MVP Corp.”) and Messrs. Robert E. Brown, Jr. and Thomas A. Penn (collectively with GP, MVP II, and MVP Corp., the “Reporting Persons”) in respect of shares of common stock, $0.0001 par value per share (“Common Stock”), of BioSante Pharmaceuticals, Inc. (the “Company”).

Item 1.	Security and Issuer.
This Schedule 13D relates to the Common Stock of the Company. The Company’s principal executive offices are located at 210 Main Street West, Baudette, Minnesota 56623.

Item 2.	Identity and Background.

(a)           MVP II is the record holder of 16,918,469 shares of Common Stock.  GP is the general partner of MVP II.  MVP Corp. is the general partner of GP.   MVP Management Company, d/b/a MVP Capital Partners, a Pennsylvania corporation (“MVP Management”) is the management company for MVP II and also renders financial and business advisory services to several of the companies in which MVP II has invested.   MVP Management is described herein solely as a result of its affiliate relationship with the Reporting Persons.  Robert E. Brown, Jr., a director of the Company, is the President, sole stockholder and sole director of MVP Corp., the sole stockholder, sole director and President of MVP Management, as well as a limited partner of GP and one of two principals of MVP II that are licensed by the Small Business Administration (SBA). SBA-licensed principals are charged with approving all investment-related decisions on behalf of small business investment companies licensed by the SBA, such as MVP II. Thomas A. Penn, a director of the Company, is a Vice President of MVP Corp., employee of MVP Management, a limited partner of GP and one of the two SBA-licensed principals of MVP II.  As such, GP, MVP Corp., Mr. Brown and Mr. Penn may be deemed to share voting and dispositive power with respect to the shares that are held of record by MVP II.  GP, MVP Corp., Mr. Brown and Mr. Penn disclaim beneficial ownership in such shares of capital stock except to the extent of their respective pecuniary interests therein.   A copy of the Reporting Persons’ agreement in writing to file this Schedule 13D of behalf of each of them is attached hereto as Exhibit 1.

(b)           The business address for GP, MVP II, MVP Corp., MVP Management, and Messrs. Brown and Penn is 259 N. Radnor-Chester Road, Suite 130, Radnor, PA 19087.

(c)          Mr. Brown is the President, sole stockholder and sole director of MVP Corp., the sole stockholder, sole director and President of MVP Management, as well as a limited partner of GP and one of two principals of MVP II that are licensed by the Small Business Administration (SBA). Mr. Penn is a Vice President of MVP Corp., an employee of MVP Management, a limited partner of GP and one of the two SBA-licensed principals of MVP II.  The principal business for each of the forgoing reporting persons is the venture capital investment business.

(d)           During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            GP is a limited partnership organized under the laws of the State of Delaware. MVP II is a limited partnership organized under the laws of the State of Delaware. MVP Corp. is a Delaware corporation. MVP Management is a Pennsylvania corporation.  Messrs. Brown and Penn are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 12, 2013, the Company and ANIP Acquisition Company, a Delaware corporation d/b/a ANI Pharmaceuticals (“ANI”) entered into an amended and restated agreement and plan of merger (the “Merger Agreement”) pursuant to which ANI merged with and into ANI Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (the “Merger Sub”), after which ANI became a wholly owned subsidiary of the Company (the “Merger”).  Pursuant to the terms of the Merger Agreement, at 6:01 p.m. Eastern Time on June 19, 2013 (the “Effective Time”), each outstanding share of capital stock of ANI was converted into the right to receive a number of shares of the Company’s Common Stock, if any, as determined pursuant to the exchange ratio described in the Merger Agreement and the provisions of ANI’s certificate of incorporation, and all options, warrants or other rights to purchase shares of capital stock of ANI, were canceled without consideration therefor, except for certain warrants which were cancelled pursuant to separate agreements.   No fractional shares of the Company’s Common Stock were issued in connection with the Merger, and holders of ANI capital stock were entitled to receive cash in lieu thereof.   MVP II was a holder of capital stock of ANI prior to the Merger and received 16,918,469 shares of Common Stock in the Merger.  The foregoing descriptions of the Merger and the Merger Agreement are intended as a summary only and are qualified in their entirety by reference to the Merger Agreement, which was filed as Exhibit 2.1 to the Company’s current report on Form 8-K on April 12, 2013 and is incorporated by reference herein.

Following the Merger, the stockholders of ANI immediately prior to the Effective Time, which include MVP II, own approximately 57% of the outstanding shares of common stock of BioSante and the stockholders of the Company immediately prior to the Effective Time own approximately 43% of the outstanding shares of common stock of the Company.

Item 4.	Purpose of Transaction.

The shares of the Company’s Common Stock acquired by the Reporting Persons in the Merger (described in Item 3 above) were acquired solely for investment purposes.  The information set forth in Item 3 with respect to the Merger is incorporated into this Item 4 by reference in its entirety.

Concurrently and in connection with the execution of the Merger Agreement, MVP II entered into an amended and restated lock-up agreement with the Company, pursuant to which it is subject to a six-month lock-up on the sale of shares of Company Common Stock received in the Merger.

As of the date of this Schedule 13D, and except as provided herein, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) any changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Notwithstanding the foregoing but subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Company from time to time in open market or private transactions, depending on their evaluation of the Company’s business, prospects and financial condition, the market for the Company’s securities, other developments concerning the Company, other opportunities available to the Reporting Persons and general economic, money market and stock market conditions.  In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Company at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

The foregoing description of the terms of the amended and restated lock-up agreement is qualified in its entirety by reference to the text of such agreement filed as Exhibit 10.5 to the Company’s current report on Form 8-K on April 12, 2013, which is incorporated by reference herein.

Item 5(a) and (b).	Interest in Securities of the Issuer.

Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person.  Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person.  Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person.  Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person.  Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person.  Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.

Item 5(c).
Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days.

Item 5(d).

Under certain circumstances set forth in the limited partnership agreements of GP and MVP II and the certificates of incorporation and bylaws of MVP Corp. and MVP Management, the partners and the stockholders of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Company owned by such entities of which they are a partner or stockholder.

Item 5(e).	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under certain circumstances set forth in the limited partnership agreements of GP and MVP II and the certificates of incorporation and bylaws of MVP Corp. and MVP Management, the partners and the stockholders of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Company owned by such entities of which they are a partner or stockholder.

The information provided in Items 3, 4 and 5 is hereby incorporated into this Item 6 by reference herein.

Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Form of Amended and Restated Agreement and Plan of Merger, dated April 12, 2013 between BioSante Pharmaceuticals, Inc., ANIP Acquisition Company d/b/a ANI Pharmaceuticals and ANI Merger Sub, Inc.  Incorporated by reference to the Company’s current report on Form 8-K filed on April 12, 2013 (File No. 001-31812).

Exhibit 3 – Form of Amended and Restated Lock-Up Agreement dated as of April 12, 2013 by and between certain stockholders of ANIP Acquisition Company d/b/a ANI Pharmaceuticals, Inc. and BioSante Pharmaceuticals, Inc.  Incorporated by reference to the Company’s current report on Form 8-K filed on April 12, 2013 (File No. 001-31812).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 1, 2013	Meridian Venture Partners II GP, L.P.

	BY:	Meridian Venture Partners II, Co.
	ITS:	GENERAL PARTNER

	By:	/s/ Robert E. Brown, Jr.
Robert E. Brown, Jr., President

July 1, 2013	Meridian Venture Partners II, L.P.

	BY:	Meridian Venture Partners II GP, L.P.
	ITS:	GENERAL PARTNER

BY: Meridian Venture Partners II, Co.
ITS: GENERAL PARTNER

	By:	/s/ Robert E. Brown, Jr.
Robert E. Brown, Jr., President

July 1, 2013	Meridian Venture Partners II, Co.

	By:	/s/ Robert E. Brown, Jr.
Robert E. Brown, Jr., President

July 1, 2013	ROBERT E. BROWN, JR.

	By:	/s/ Robert E. Brown, Jr.
Robert E. Brown, Jr.

July 1, 2013	THOMAS A. PENN

	By:	/s/ Thomas A. Penn
Thomas A. Penn